Pricing Term Sheet

Dated January 26, 2011

Filed pursuant to Rule 433

Registration File No. 333-167271

Supplementing the Preliminary Prospectuses

dated January 18, 2011

Nielsen Holdings N.V.

Concurrent Offerings of

$250,000,000 aggregate principal amount of

6.25% Mandatory Convertible Subordinated Bonds due 2013

mandatorily convertible into shares of Nielsen Holdings N.V. common stock

(the “Mandatory Convertible Subordinated Bond Offering”)

and

71,428,572 shares of Nielsen Holdings N.V. common stock, par value €0.07 per share

(the “Equity Offering”)

The information in this pricing term sheet relates to the Equity Offering and the Mandatory Convertible Subordinated Bond Offering and should be read together with (i) the preliminary prospectus dated January 18, 2011 relating to the Equity Offering and (ii) the preliminary prospectus dated January 18, 2011 relating to the Mandatory Convertible Subordinated Bond Offering, each included in Amendment No. 7 to the Registration Statement on Form S-1 (File no. 333-167271). The Mandatory Convertible Subordinated Bond Offering is contingent on the successful completion of the Equity Offering, but the Equity Offering is not contingent on the successful completion of the Mandatory Convertible Subordinated Bond Offering.

Mandatory Convertible Subordinated Bond Offering

Issuer:	Nielsen Holdings N.V.

Title of Securities:	6.25% Mandatory Convertible Subordinated Bonds due 2013 of Nielsen Holdings N.V. (the “Mandatory Convertible Subordinated Bonds”), mandatorily convertible into shares of Nielsen Holdings N.V. common stock (“Common Stock”).

Aggregate Principal Amount Offered:	$250,000,000 aggregate principal amount of Mandatory Convertible Subordinated Bonds ($287,500,000 aggregate principal amount of Mandatory Convertible Subordinated Bonds if the over-allotment option is exercised in full).

Initial Price to Investors:	$50 per Mandatory Convertible Subordinated Bond.

Interest Rate:	6.25% per year.

Interest Payment Dates:	Interest will accrue from the date of the initial issuance and will be payable quarterly in arrears on February 1, May 1, August 1 and November 1, commencing May 1, 2011, to holders of record at the close of business on the January 15, April 15, July 15 and October 15, respectively, immediately preceding the Interest Payment Date.

Stated Maturity Date:	The Mandatory Convertible Subordinated Bonds will mature on February 1, 2013 (subject to extension and acceleration upon an event of default, in each case as described in the preliminary prospectus relating to the Mandatory Convertible Subordinated Bond Offering), unless converted early at the Issuer’s or at a holder’s option.

Initial Price:	$23.00 per share of Common Stock.

Threshold Appreciation Price:	Approximately $27.60 per share of Common Stock, which represents an appreciation of approximately 20.00% over the Initial Price.

Upside Retention:	The Threshold Appreciation Price represents an appreciation of approximately 20.00% over the Initial Price. In this event, you would receive on the mandatory conversion date approximately 83.33% (which percentage is equal to the Initial Price divided by the Threshold Appreciation Price) of the value of Common Stock that you would have received if you had made a direct investment in Common Stock on the date of this prospectus.

Observation Period:	The twenty consecutive trading day period beginning on, and including, the 25th scheduled trading day immediately preceding February 1, 2013.

Shares Underlying the Mandatory Convertible Bonds:	The Mandatory Convertible Subordinated Bonds will initially be convertible into a minimum of 9,058,000 or a maximum of 10,869,500 shares of Common Stock (or a minimum of 10,416,700 or a maximum of 12,499,925 shares of Common Stock in total if the over-allotment option is exercised in full) subject to adjustments as described in the preliminary prospectus relating to the Mandatory Convertible Subordinated Bond Offering.

Minimum Conversion Rate:	1.8116.

Maximum Conversion Rate:	2.1739.

Conversion Rate per Mandatory Convertible Bond:

Each Mandatory Convertible Subordinated Bond, unless previously converted, will automatically convert on the Stated Maturity Date into a number of shares of Common Stock equal to the sum of the Daily Conversion Amounts determined over the Observation Period.

The following chart shows examples of the number of shares of Common Stock that an investor would receive for each Mandatory Convertible Subordinated Bond on the Stated Maturity Date assuming the daily VWAP is constant for each trading day in the Observation Period.

Daily VWAP (constant)	Number of shares of common stock received on the stated maturity date per bond	Conversion value (daily VWAP multiplied by the number of shares of common stock received on the stated maturity date per bond)
$20.00	2.1739	$43.48
$23.00	2.1739	$50.00
$25.00	2.0000	$50.00
$27.60	1.8116	$50.00
$30.00	1.8116	$54.35

As the above chart illustrates, if the daily VWAP on each trading day during the Observation Period is constant and greater than or equal to approximately $27.60 (the Threshold Appreciation Price), the Issuer will be obligated to deliver 1.8116 shares of Common Stock for each bond: as a consequence, in such circumstance (x) the Issuer would receive 100.00% of the appreciation in market price between approximately $23.00 (the Initial Price) and approximately $27.60 (the Threshold Appreciation Price) and investors would receive none of the appreciation in market price between approximately $23.00 (the Initial Price) and approximately $27.60 (the Threshold Appreciation Price) and (y) the Issuer would receive approximately 16.67% of the appreciation in market price above approximately $27.60 (the Threshold Appreciation Price) and investors would receive approximately 83.33% of the appreciation in market price above approximately $27.60 (the Threshold Appreciation Price).

If the daily VWAP on each Trading Day during the Observation Period is constant and greater than approximately $23.00 (the Initial Price) but less than approximately $27.60 (the Threshold Appreciation Price), the Issuer will be obligated to deliver a number of shares of Common Stock equal to $50.00 (the principal amount of a Mandatory Convertible Subordinated Bond) divided by the daily VWAP: as a consequence, in such circumstance the Issuer would retain all of the appreciation in the market price of the Common Stock.

If the daily VWAP on each Trading Day during the observation period is constant and less than or equal to approximately $23.00 (the Initial Price), the Issuer will be obligated to deliver 2.1739 shares of Common Stock per Mandatory Convertible Subordinated Bond, regardless of the market price of the Common Stock; as a consequence, in such circumstance you will bear the full risk of a decline in market price of the Common Stock below the Initial Price.

Conversion at the Option of the Holder:	Holders have the right to convert their Mandatory Convertible Subordinated Bonds, in whole or in part, at any time from the initial issuance of the Mandatory Convertible Subordinated Bonds until the 25th scheduled trading day immediately preceding February 1, 2013 at the Minimum Conversion Rate, subject to adjustment as described in the preliminary prospectus relating to the Mandatory Convertible Subordinated Bond Offering.

Early Conversion at the Option of the Holder Upon Fundamental Change:	Holders will be permitted to convert their Mandatory Convertible Subordinated Bonds, in whole or in part, at any time during the period beginning on, and including, the effective date of a fundamental change and ending on, but excluding, the earlier of (i) February 1, 2013 and (ii) the date that is 20 Business Days after the effective date of such fundamental change at the Early Conversion Rate (as set forth below).

If the price paid, or deemed to be paid in connection with a fundamental change is less than $5.00 or more than $100.00 (subject to adjustment), the conversion rate in connection with such fundamental change will not change.

Early Conversion Rate:	The following table sets forth the Early Conversion Rate per Mandatory Convertible Subordinated Bond based on the effective date of the relevant early conversion and the Common Stock price at the time of the early conversion:

	common stock price
Effective date	$5.00	$10.00	$15.00	$20.00	$23.00	$25.00	$27.60	$30.00	$35.00	$40.00	$50.00	$75.00	$100.00
January 31, 2011	3.2341	2.6965	2.4612	2.2679	2.1739	2.1228	2.0696	2.0322	1.9805	1.9507	1.9190	1.8833	1.8654
February 1, 2012	2.7247	2.4489	2.3381	2.2007	2.1057	2.0488	1.9894	1.9500	1.9041	1.8843	1.8676	1.8489	1.8395
February 1, 2013	2.1739	2.1739	2.1739	2.1739	2.1739	2.0000	1.8116	1.8116	1.8116	1.8116	1.8116	1.8116	1.8116

The exact Common Stock price and effective date of the early conversion may not be set forth on the table, in which case:

•

if the Common Stock price is between two Common Stock prices on the table or the effective date is between two effective dates on the table, the Early Conversion Rate will be determined by straight-line interpolation between the Early Conversion Rates set forth for the higher and lower Common Stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•

if the Common Stock price is in excess of $100.00 per share (subject to adjustment), then the Early Conversion Rate will be the Minimum Conversion Rate, subject to adjustment as set forth in the preliminary prospectus relating to the Mandatory Convertible Subordinated Bond Offering; and

•

if the Common Stock price is less than $5.00 per share (subject to adjustment), then the Early conversion rate will be the Maximum Conversion Rate, subject to adjustment as set forth in the preliminary prospectus relating to the Mandatory Convertible Subordinated Bond Offering.

Commissions and Discounts:	The table below sets forth the initial price to investors, underwriting discount and proceeds, before expenses, to the Issuer.

	Per Mandatory Convertible Bond	Total(2)
Initial public offering price(1)	100.000%	$250,000,000
Underwriting discount	3.500%	$8,750,000
Proceeds to Nielsen Holdings N.V., before expenses	96.500%	$241,250,000

(1)	Plus accrued interest, if any, from January 31, 2011, if settlement occurs after that date.
(2)	Assuming the underwriters do not exercise their over-allotment option.

The underwriters may sell Mandatory Convertible Subordinated Bonds to securities dealers at a discount of up to $1.05 per Mandatory Convertible Subordinated Bond from the initial price to investors.

CUSIP/ISIN Number:	65410B201/US65410B2016.

Equity Offering

Initial Public Offering Price:	$23.00 per share.

Commissions and Discounts:	The table below sets forth the initial price to investors, underwriting discount and proceeds, before expenses, to Nielsen Holdings N.V.

	Per Share	Total
Initial public offering price	$23.000	$1,642,857,156
Underwriting discount	$1.035	$73,928,572
Proceeds to Nielsen Holdings N.V., before expenses	$21.965	$1,568,928,584

The underwriters may sell shares of Common Stock to securities dealers at a discount of up to $0.621 per share of Common Stock from the initial public offering price.

Terms applicable to the Equity Offering and Mandatory Convertible Subordinated Bond Offering

Trade Date:	January 26, 2011.

Settlement Date:	January 31, 2011 (“T+3”).

Use of Proceeds:	The net proceeds from the Equity Offering and Mandatory Convertible Subordinated Bond Offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $1,800 million. The increase in net proceeds of approximately $136 million (relative to the amounts included in the preliminary prospectuses relating to the Equity Offering and the Mandatory Convertible Subordinated Bond Offering) will be used to redeem additional amounts of the Issuer’s 11.125% Senior Discount Notes due 2016.

Joint Bookrunners:	J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated.

Co-Bookrunners:	Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Goldman, Sachs & Co. and Citigroup Global Markets Inc.

Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Guggenheim Securities, LLC, William Blair & Company, L.L.C., Wells Fargo Securities, LLC, Blaylock Robert Van, LLC, HSBC Securities (USA) Inc., Loop Capital Markets LLC, Mizuho Securities USA Inc., Samuel A. Ramirez & Company, Inc. and The Williams Capital Group, L.P.

Nielsen Holdings N.V. has filed a registration statement (including preliminary prospectuses each dated January 18, 2011) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the relevant preliminary prospectus and the other documents that Nielsen Holdings N.V. has filed with the SEC for more complete information about Nielsen Holdings N.V. and the offerings. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by calling toll-free at 1-866-803-9204, or Morgan Stanley & Co. Incorporated; Attn: Prospectus Dept., 180 Varick Street, 2nd Floor, New York, NY 10014, Email: prospectus@morganstanley.com, or by calling toll-free at 1-866-718-1649.

This communication should be read in conjunction with the preliminary prospectuses dated January 18, 2011 relating to the Equity Offering and the Mandatory Convertible Subordinated Bond Offering. The information in this communication supersedes the information in the relevant preliminary prospectus to the extent inconsistent with the information in such preliminary prospectus.

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